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                                                                    EXHIBIT 23.5

November 14, 1999


Christopher Noyes
Manager of Internet Services
Xerox
100 South Clinton Avenue
Rochester, NY 14644


Re:       CacheFlow Inc. Initial Public Offering


Ladies and Gentlemen:

          In connection with the proposed initial public offering of the common stock of CacheFlow Inc. (the "Company"), the Company has filed a registration statement (the "Registration Statement") on Form S-1 with the Securities and Exchange Commission. The Company has included a description of your use of the Company's products and the improvements you realized as a result of the Company's products, which description (the "Description") is attached hereto as Exhibit A. You hereby acknowledge and consent to the use of the reference to "Proxy Server Replacement Customer Case Study" and the inclusion of the Description in the Registration Statement and you agree with the Description, including, but not limited to, the discussion of the improvements you realized from the Company's products.

          If you consent to the above described disclosure and inclusion, please return an executed copy of this letter to me via facsimile at (408) 220-2250 at your earliest convenience.

                                                 Sincerely,


                                                 CACHEFLOW INC.

                                                 /s/ Bill Warner

                                                 By:  Bill Warner
                                                      V.P. Business Development


AGREED AND APPROVED:



________________________________

By:
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                                  Exhibit `A'

   Description of Material in S-1 Registration Statement for CacheFlow, Inc.



Proxy Server Replacement

The amount of data traffic over many enterprise networks has increased significantly. For many enterprises, exchanging and accessing information over their intranets and from the Internet is a strategically important tool in increasing productivity. With this dependence on remote sources of information, enterprises face a number of risks, including end user access of inappropriate content, unauthorized outside entities gaining access to their networks, unpredictable network traffic volumes, and new traffic types that, if not controlled, could have adverse effects on network capacity and performance. Proxy servers are devices that allow the network administrator to implement corporate policies to control the flow of information in and out of the network. However, the growth in data traffic in large enterprises has outpaced the growth in proxy server capacity, forcing many network administrators to choose between accommodating growth and maintaining control.

Customer Case Study: Xerox. Xerox, a global leader in the document processing business, was experiencing significant growth in the amount of data traffic over its network, and wanted to enhance its ability to deliver critical web-based data to its employees in a timely manner. Increasing intranet and Internet usage by Xerox employees worldwide was resulting in congestion in its network and slower response times for its employees. This problem was compounded by the fact that Xerox was transporting several terabytes of information every day. Recognizing that the moving and sharing of data was critical in enhancing employee productivity, both at corporate headquarters and among remote offices, Xerox needed a reliable solution that would scale with its employees' growing usage and would enable it to better manage traffic over its network. Xerox chose our Internet caching appliances to accomplish these objectives. By placing our caching appliances between their internal network and the Internet, they were able to handle many of the requests that otherwise would have been routed to its proxy servers. According to Xerox, it has experienced immediate and significant productivity gains as well as significant improvements in network efficiency and response time.